# Blue Jacket Movie, Inc.



# ANNUAL REPORT

15 Park Avenue

Eastchester, NY 10709

(914) 240-6757

[http://www.firstfruitsent.com/blue-jacket.html](http://www.firstfruitsent.com/blue-jacket.html)

This Annual Report is dated April 24, 2023.

## BUSINESS

Blue Jacket Movie Company is a single project focused film development company, seeking to bring on investors toward the development and production of Blue Jacket, a feature length faith-based live-action film. The current sole owner of Blue Jacket Movie Company is First Fruits Entertainment LLC (FFE), owned by Kevin & Maria O'Bryan. Kevin & Maria wrote the movie's award-winning screenplay and have been spearheading the business development & management activities of Blue Jacket Movie Company.

Blue Jacket Movie Company is seeking to raise financing as working capital to fund the production and lensing of the film. Upon completion of principal photography, we intend to market the film to distributors (business-to-business) for domestic and international distribution through all possible revenue outlets, including theatrical, video-on-demand, and streaming portals.

Blue Jacket Movie LLC had initiated an TTW campaign with Fundify.com. Link: https://fundify.com/fast-pitch/blue-jacket-movie-llc/5c771130/pitch

On September 2, 2022, Blue Jacket Movie, LLC (a New York company), merged with and into Blue Jacket Movie, Inc. (a Delaware C-Corp).

**Previous Offerings**

The Company has not had any recent offering of securities in the last three years.

## REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

## MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

## AND RESULTS OF OPERATION

**Operating Results – 2022 Compared to 2021**

How long can the business operate without revenue:

Our average monthly burn rate is about $500/month. At this burn rate, we can operate indefinitely via funding from First Fruits Entertainment, the sole owner of Blue Jacket Movie, Inc.

Foreseeable major expenses based on projections:

Our major expenses will go toward hiring cast and crew for the film and rental of the equipment used in creating the film.

We currently estimate the expense for Main Cast Actors & Talent will be approximately $745,000.

We currently estimate the expense for Extras & Background Cast will be approximately $200,000.

We currently estimate the expense for Production Crew & Staff will be approximately $670,000.

We currently estimate the expense for equipment rentals will be approximately $253,000.

Future operational challenges:

Foreseeable operational challenges are those associated with scheduling and various production processes. Delays caused by factors such as weather, availability, travel, etc. are possible.

Future challenges related to capital resources:

The challenges related to capital resources is that we require a certain amount of funding to complete the project. We have a budget based on certain assumptions for tiered talent, crew size, and equipment to complete principal photography, which accounts for approximately 50%

of the budget, and post-production editing & effects to complete the film, which accounts for approximately 12% of our budget. Other expense items including P&A, Insurances and Legal which account for 20% of the budget come into play at various stages of the project life-cycle, some of which could be reallocated proportionately as interim milestones are achieved.

Future milestones and events:

Future milestones include pre-production, production, post-production, and marketing for distribution. These milestones have been budgeted for and can be moderately scaled based on available funding, but if not achieved could significantly impact progression into the next phase.

**Liquidity and Capital Resources**

At December 31, 2022, the Company had cash of $171,903.00. [*The Company intends to raise additional funds through an equity financing.*]

**Debt**

The Company does not have any material terms of indebtedness.

## DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Kevin O'Bryan

Kevin O'Bryan's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO / President / CFO

Dates of Service: September, 2021 - Present

Responsibilities: Managing the development of the company and the Blue Jacket Film production, including team structure, finances and contracts. Currently not taking a salary.


Position: Director

Dates of Service: September, 2021 - Present

Responsibilities: Directing the Film Production. Currently not taking a salary.


Position: Writer

Dates of Service: September, 2021 - Present

Responsibilities: Editing the Script. Currently not taking a salary.

Other business experience in the past three years:

Employer: First Fruits Entertainment LLC

Title: Managing Partner

Dates of Service: April, 2010 - Present

Responsibilities: Managing the core business activities and development of the slate of film and media projects.

Other business experience in the past three years:

Employer: LeChase Construction

Title: Project Executive

Dates of Service: March, 2019 - June, 2021

Responsibilities: Overseeing Project teams and Client Accounts in the Construction industry

Name: Maria O'Bryan

Maria O'Bryan's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Secretary

Dates of Service: September, 2021 - Present

Responsibilities: Oversees the creative development of Blue Jacket Film Production. Currently not taking a salary.

Position: Writer

Dates of Service: September, 2021 - Present

Responsibilities: Edit the script. Currently not taking a salary.

Other business experience in the past three years:

Employer: First Fruits Entertainment LLC

Title: Managing Partner

Dates of Service: April, 2010 - Present

Responsibilities: Overseeing the creative development of our slate of Film and Media projects.

Name: Nick Agneto

Nick Agneto's current primary role is with Compass. Nick Agneto currently services 8 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member

Dates of Service: August, 2022 - Present

Responsibilities: Board Member responsibilities in accordance with Bylaws. Does not currently receive a salary.

Other business experience in the past three years:

Employer: Compass

Title: Realtor

Dates of Service: November, 2020 - Present

Responsibilities: Representative for the marketing, buying and selling of properties

## PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class A Common Stock

Stockholder Name: First Fruits Entertainment, LLC (50% Maria, 50% Kevin)

Amount and nature of Beneficial ownership: 5,700,000

Percent of class: 100.0

## RELATED PARTY TRANSACTIONS

Name of Entity: First Fruits Entertainment LLC

Names of 20% owners: Kevin O'Bryan 50% Maria O'Bryan 50%

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: First Fruits owns 5.7M shares in Blue Jacket Movie Inc.

Material Terms: First Fruits owns 5.7M shares in Blue Jacket Movie Inc.

## OUR SECURITIES

The company has authorized Class A Common Stock, Class B Common Stock, and Series Seed-1 Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 5,000,000 of Series Seed-1 Preferred Stock.

Class A Common Stock

The amount of security authorized is 10,000,000 with a total of 5,700,000 outstanding.

Voting Rights

1 vote per 1 share

Material Rights

There are no material rights associated with Class A Common Stock.

Class B Common Stock

The amount of security authorized is 10,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock.

Material Rights

There are no material rights associated with Class B Common Stock.

Series Seed-1 Preferred Stock

The amount of security authorized is 10,000,000 with a total of 175,698 outstanding.

Voting Rights

There are no voting rights associated with Series Seed-1 Preferred Stock.

Material Rights

Dividends. Until the Preferential Dividend(as defined below) is paid to the holders of the then outstanding shares of Preferred Stock, such holders shall be entitled to receive, only when, as, and if declared by the Board of Directors, out of any funds and assets legally available therefor, dividends in such amounts as declared by the Board of Directors, prior and in preference to any declaration or payment of any other dividend with respect to the Common Stock (other than dividends on shares of Common Stock payable in shares of Common Stock). No dividend may be declared or paid with respect to the Common Stock (other than dividends on shares of Common Stock payable in shares of Common Stock) until such time as the holders of the Preferred Stock have received, pursuant to dividends declared under this Section 1 and any payments made under Section 2, an aggregate amount equal to at least 115% of the Original Issue Price (as defined below) for each share of Preferred Stock (the "Preferential Dividend"). If upon any such declaration, the funds available for distribution shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled under this Section 1, the holders of shares of Preferred Stock shall share ratably in any distribution of funds available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. The right to receive dividends on shares of Preferred Stock pursuant to the preceding sentence of this Section 1 shall not be cumulative, and no right to dividends shall accrue to holders of Preferred Stock by reason of the fact that dividends on said shares are not declared. Following payment of the Preferential Dividend, the Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Class B Common Stock payable in shares of Class B Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Certificate) the holders of the Preferred Stock then outstanding shall simultaneously receive, in addition to the dividends payable pursuant to the first sentence of this Section 1, a dividend on each outstanding share of Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Preferred Stock as would equal the product of(A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the Original Issue Price (as defined below); provided that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one (1) class or series of capital stock of the

Corporation, the dividend payable to the holders of Preferred Stock pursuant to this Section 1 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Preferred Stock dividend. The "Original Issue Price" shall mean, with respect to the Series Seed- 1 Preferred Stock, $1.00 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the applicable Preferred Stock.

Liquidation, Dissolution, or Winding Up; Certain Mergers, Consolidations and Asset Sales.

Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event (as defined below), out of the consideration payable to stockholders in such Deemed Liquidation Event, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to 115% of the Original Issue Price, minus any dividends paid thereon pursuant to Section 1. If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled under this Section 2.1, the holders of shares of Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

Distribution of Remaining Assets. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of all Liquidation Amounts required to be paid to the holders of shares of Preferred Stock the remaining assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Preferred Stock pursuant to Section 1 shall be distributed among the holders of the shares of Preferred Stock and Common Stock, pro rata based on the number of shares held by each such holder, treating for this purpose all such securities as if they had been converted to Common Stock pursuant to the terms of this Certificate immediately prior to such liquidation, dissolution or winding up of the Corporation. The aggregate amount which a holder of a share of Preferred Stock is entitled to receive under Sections 2.1 is hereinafter referred to as the "Liquidation Amount."

Voting. The shares of Preferred Stock shall be non-voting except as may otherwise be required by applicable law. Unless required by law, there shall be no cumulative voting. The number of authorized shares of Preferred Stock may be increase or decreased (but no below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of capital stock of the Corproation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

Conversion. The holders of Preferred Stock shall have conversion rights as follows (the "Conversion Rights"):

Right to Convert.

Conversion Ratio. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Class B Common Stock as is determined by dividing the Original Issue Price for the Preferred Stock by the Conversion Price (as defined below) in effect at the time of conversion for the Preferred Stock. The "Conversion Price" shall initially be equal to the applicable Original Issue Price. Such initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Class B Common Stock, shall be subject to adjustment as provided below.

Termination of Conversion Rights. In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Preferred Stock.

**What it means to be a minority holder**

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

**Dilution**

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

**RISK FACTORS**

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or

"Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the equity should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any equity purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company, is offering equity in the amount of up to $5,000,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company might need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. We are reliant on one main type of service All of our current services are variants on one type of service, making films. Our revenues are therefore dependent upon the market for feature film distribution. We may never have an operational product or service It is possible that there may never be a film or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors. Some of our products are still in prototype phase and might never be operational products It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Developing new products and technologies entails significant risks and uncertainties We are currently in the development stage of producing a film. Delays or cost overruns in the development of our film and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Minority Holder; Securities with No Voting Rights The equity that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are competing against other recreational activities Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities. We are an early stage company and have not yet generated any profits Blue Jacket Movie was formed on 9/1/2021. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Blue Jacket Movie has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Blue Jacket Movie is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. Risks associated with Covid Potential impact to production activities, staffing, talent, as well as Market and Service impacts as a result of COVID poses a risk to the completion of the film, and subsequently the overall financing and product. Risks associated with Scheduling and Conflicts Film production is heavily dependent on scheduling and availability of resources, staffing and talent. For many reasons, a scheduling conflict could greatly impact the viability of a film, and subsequently the budget and the overall quality of the product. Dependency on 3rd-party Marketing & Distribution Companies Even if the film project is completed, there is no guarantee that any distributor or marketing agency will agree to market and distribute the film which will greatly impact the revenue generating capabilities of the film and may prevent the company and the investors from seeing a return on investment. 3rd-party Marketing & Distribution companies have limits on the amount of content to distribute annually. There is no guarantee that distribution could be achieved immediately upon completion of the film project. Cast & Crew Salary Requirements Depending on the capital raised, there is no guarantee that the company can afford notable or recognizable talent for the project. Covid-19 and Environmental Risks Because film making is dependent on personal interaction, any health or environmental risk could greatly impact the production schedule and cost associated with delays, even to the extent that the project is cancelled. Movie may not receive adequate funding There is a possibility that the movie will not receive adequate funding from the raise, & therefore never be made. There is a possibility that Blue Jacket Movie, Inc. will never be able to pay anything out to investors Blue Jacket Movie, Inc.'s ability to pay anything out to investors is dependent on producing and distributing the movie. There is a possibility that Blue Jacket Movie, Inc. will never be able to pay anything out to investors, & in that case: "If upon any such declaration, the funds available for distribution shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled under this Section 1, the holders of shares of Preferred Stock shall share ratably in any distribution of funds available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full." There is a possibility that the movie will never be made There is a possibility that the movie will never be made. There is a possibility that the movie, even if made, will never be distributed The financial success of the movie is dependent on a number of factors. Aside from the capital needed to fund the creation of the movie, the revenue-generating portion of the movie is dependent on the movie being distributed. There is a possibility the movie, even if made, will never be distributed. The Chief Executive Officer currently does not take a salary Kevin O'Bryan, the Chief Executive Officer of Blue Jacket Movie, Inc. and Managing Partner of First Fruits Entertainment, LLC, does not currently receive a salary for his work at Blue Jacket Movie, Inc. and splits his time working as Chief Executive Officer of Blue Jacket Movie, Inc. and Managing Partner of First Fruits Entertainment, LLC. Kevin O'Bryan currently receives his salary from First Fruits Entertainment, LLC. Although Kevin O'Bryan owns equity in both Blue Jacket Movie, Inc. and First Fruits Entertainment, LLC, there is some level of risk in investing in a company whose day-to-day operations are managed by an individual who does not receive a salary and splits their time. The Blue Jacket Movie Production Budget includes stipends and salaries associated with roles and activities as part of the 8-10 month production effort for the film, including salaries for Directors & Assistant Directors, salaries or stipends for Producers, Production Managers, Production Supervisors, a Writer stipend for any re-writes, etc., to manage and complete the pre-, production, & post-production phases of the film. As the Production Team is assembled, it is anticipated that Kevin O'Bryan will assume the roles associated with Producer, Co-Director and Co-Writer, which are currently estimated at $40,000 and some related travel expenses associated with production.

**RESTRICTIONS ON TRANSFER**

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

## SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 24, 2023.

**Blue Jacket Movie, Inc.**

By   /s/ *Kevin O'Bryan*

     Name: <u>Blue Jacket Movie, Inc.</u>

     Title:   CEO & CFO/Principal Accounting Officer

---

Exhibit A

**FINANCIAL STATEMENTS**

---

# BLUE JACKET MOVIE, INC.

## FINANCIAL STATEMENTS
## FROM INCEPTION (AUGUST 24, 2022) YEAR ENDED DECEMBER 31, 2022
### *(Unaudited)*

## INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

# INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Blue Jacket Movie, Inc.
Eastchester, New York

We have reviewed the accompanying financial statements of Blue Jacket Movie, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2022, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the period from Inception (August 24, 2022) to December 31, 2022, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management.  A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

## Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

## Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America.  We believe that the results of our procedures provide a reasonable basis for our conclusion.

## Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

## Going Concern

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern.  The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

April 12, 2023
Los Angeles, California

**BLUE JACKET MOVIE INC.**
**BALANCE SHEET**
**(UNAUDITED)**

| **As of December 31,** | | **2022** |
|---|---|---|
| (USD $ in Dollars) | | |
| **ASSETS** | | |
| Current Assets: | | |
| Cash & restricted cash | $ | 171,903 |
| Prepaids and Other Current Assets | | 2,389 |
| **Total current assets** | | **174,292** |
| | | |
| **Total assets** | **$** | **174,292** |
| | | |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| Current Liabilities: | | |
| Accounts Payable | $ | 2,389 |
| **Total current liabilities** | | **2,389** |
| | | |
| **Total liabilities** | | **2,389** |
| | | |
| **STOCKHOLDERS EQUITY** | | |
| Common Stock Class A | | 570 |
| Preferred Stock | | 18 |
| Additional Paid in Capital | | 173,106 |
| Equity Issuance Costs | | (1,741) |
| Retained earnings/(Accumulated Deficit) | | (50) |
| | | |
| **Total stockholders' equity** | | **171,903** |
| | | |
| **Total liabilities and stockholders' equity** | **$** | **174,292** |

*See accompanying notes to financial statements.*

**BLUE JACKET MOVIE INC.**

**STATEMENTS OF OPERATIONS**

**(UNAUDITED)**

| **Inception (August 24, 2022)** | | **December 31, 2022** |
|---|---|---|
| (USD $ in Dollars) | | |
| Net revenue | $ | - |
| Cost of goods sold | | - |
| Gross profit | | - |
| | | |
| Operating expenses | | |
| General and administrative | | 50 |
| Sales and marketing | | - |
| Total operating expenses | | 50 |
| | | |
| Operating income/(loss) | | (50) |
| | | |
| Interest expense | | - |
| Other Loss/(Income) | | - |
| Income/(Loss) before provision for income taxes | | (50) |
| Provision/(Benefit) for income taxes | | - |
| | | |
| **Net income/(Net Loss)** | **$** | **(50)** |

*See accompanying notes to financial statements.*

**BLUE JACKET MOVIE INC.**
**STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY**
**(UNAUDITED)**

| (in , $US) | Common Stock Class A | | Preferred Stock | | Additional Paid In | Equity Issuance | Retained earnings/ | Total Shareholders' |
| --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | Shares | Amount | Shares | Amount | Capital | Costs | (Accumulated Deficit) | Equity |
| **Inception date August 24, 2022** | - | | | | | | | |
| Issuance of Stock | 5,700,000 | $ 570 | 170,581 | 17 | $ 173,106 | (1,741) | | $ 171,952 |
| Issuance of Stock on CrowdFunding Platform | | | 5,117 | 1 | $ - | | | 1 |
| Net income/(loss) | - | - | | | | | $ (50) | (50) |
| **Balance—December 31, 2022** | **5,700,000** | **$ 570** | **175,698** | **$ 18** | **$ 173,106** | **$ (1,741)** | **$ (50)** | **$ 171,903** |

*See accompanying notes to financial statements.*

**BLUE JACKET MOVIE INC.**
STATEMENTS OF CASH FLOWS
(UNAUDITED)

| As of inception (August 24, 2022) | | December 31, 2022 |
|---|---|---|
| (USD $ in Dollars) | | |
| **CASH FLOW FROM OPERATING ACTIVITIES** | | |
| Net income/(loss) | $ | (50) |
| *Adjustments to reconcile net income to net cash provided/(used) by operating activities:* | | |
| Changes in operating assets and liabilities: | | |
| Prepaids and Other Current Assets | | (2,389) |
| Accounts Payable | | 2,389 |
| **Net cash provided/(used) by operating activities** | | **(50)** |
| | | |
| **CASH FLOW FROM INVESTING ACTIVITIES** | | |
| Purchases of Property and Equipment | | - |
| **Net cash provided/(used) in investing activities** | | **-** |
| | | |
| | | |
| **CASH FLOW FROM FINANCING ACTIVITIES** | | |
| Proceed from Issuance of Stock | | 171,953 |
| **Net cash provided/(used) by financing activities** | | **171,953** |
| | | |
| Change in cash and restricted cash | | 171,903 |
| Cash and restricted cash —beginning of year | | - |
| **Cash and Restricted Cash —end of year** | $ | **171,903** |
| | | |
| **SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION** | | |
| Cash paid during the year for interest | $ | - |
| Cash paid during the year for income taxes | $ | - |
| | | |
| **OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES** | | |
| Purchase of property and equipment not yet paid for | $ | - |
| Issuance of equity in return for note | $ | - |
| Issuance of equity in return for accrued payroll and other liabilities | $ | - |

*See accompanying notes to financial statements.*

## 1.    NATURE OF OPERATIONS

Blue Jacket Movie, Inc. was incorporated on August 24, 2022, in the state of Delaware.  On September 6, 2022, the Company merged with Blue Jacket Movie, LLC, which was formed in New York on September 1st, 2021, was owned by the same person, and had no operating history or financial statements. The surviving entity is Blue Jacket Move Inc. The financial statements of Blue Jacket Movie Inc.  (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Eastchester, New York.

Blue Jacket Movie Inc. intends to sell the distribution rights for the film to domestic and international film distributors, as well as sell develop and sell merchandise, apparel, educational curriculums, etc., related to the film.

## 2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Basis of Presentation**

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

**Use of Estimates**

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Cash and Cash Equivalents**

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022, the Company's cash and cash equivalents did not exceed FDIC insured limits.

**Accounts Receivable and Allowance for Doubtful Accounts**

Accounts receivable are recorded at a net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2022, the Company determined that no reserve was necessary.

**Income Taxes**

Blue Jacket Movie Inc is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

*Concentration of Credit Risk*

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

**Revenue Recognition**

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues the distribution rights for the film to domestic and international film distributors, as well as sell develop and sell merchandise, apparel, educational curriculums, etc., related to the film.

**Fair Value of Financial Instruments**

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

*Level 1*—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

*Level 2*—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

*Level 3*—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

**Subsequent Events**

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 12, 2023, which is the date the financial statements were issued.

**Recently Issued and Adopted Accounting Pronouncements**

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

## 3.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaid and other current assets consist of the following items:

| As of Year Ended December 31, | 2022 |
|---|---|
| Prepaid Expenses | 2,389 |
| **Total Prepaids and Other Current Assets** | **$   2,389** |

## 4.   CAPITALIZATION AND EQUITY TRANSACTIONS

**Common Stock**

The Company has authorized 10,000,000 shares of class A Common Stock, 10,000,000 shares of class B Common Stock, and 10,000,000 shares of Preferred Stock each with a par value per share of $0.0001. As of December 31, 2022, 5,700,000 shares of Common Stock Class A have been issued and outstanding.

**Preferred Stock**

The Company is authorized to issue 10,000,000 shares of Preferred Shares with a $0.0001 par value. As of December 31, 2022, 175,698 shares of Preferred Stock have been issued and are outstanding.

## 5.    DEBT

The Company has no debt outstanding as of December 31, 2022.

## 6.    INCOME TAXES

The provision for income taxes for the year ended December 31, 2022, consists of the following:

| As of Year Ended December 31, | 2022 |
|---|---|
| Net Operating Loss | $       (657) |
| Valuation Allowance | 657 |
| **Net Provision for income tax** | $         - |

Significant components of the Company's deferred tax assets and liabilities on December 31, 2022 are as follows:

| As of Year Ended December 31, | 2022 |
|---|---|
| Net Operating Loss | $       (657) |
| Valuation Allowance | 657 |
| **Total Deferred Tax Asset** | $         - |

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2022, the Company had federal cumulative net operating loss ("NOL") carryforwards of $2,389, and the Company had state net operating loss ("NOL") carryforwards of approximately $2,389. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2022, the Company had no accrued interest and penalties related to uncertain tax positions.

## 7.   RELATED PARTY

There are no related party transactions.

## 8.   COMMITMENTS AND CONTINGENCIES

**Contingencies**

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

**Litigation and Claims**

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

## 9.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022, through April 12, 2023, which is the date the financial statements were available to be issued.

The company continued its equity crowdfunding campaign beyond the close of the 2022 fiscal year, raising $37,666 by issuing additional 37,533 Preferred Shares.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

## 10.  GOING CONCERN

The Company lacks significant working capital and has only recently commenced operations. The Company will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations with funding from its proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of their planned development, which could harm our business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

# CERTIFICATION

I, Kevin O'Bryan, Principal Executive Officer of Blue Jacket Movie, Inc., hereby certify that the financial statements of Blue Jacket Movie, Inc. included in this Report are true and complete in all material respects.

*Kevin O'Bryan*

CEO & CFO/Principal Accounting Officer